UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
APRIL 30, 2019

ORDER REVOKING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Blue Rose Capital Advisors, LLC

File No. 867-00713

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On December 18, 2017, the Securities and Exchange Commission (the "Commission") issued an order (the "Order") granting confidential treatment to Blue Rose Capital Advisors, LLC (the "Company") with respect to certain information in Item 5 of the Form MA-I for associated person Bjorn Johan Rosenberg.

In accordance with Rule 24b-2 of the Securities Exchange Act of 1934, the Office of Municipal Securities, on behalf of the Commission, has determined that it is appropriate to revoke the confidential treatment granted to the Company. Accordingly, the Order is hereby revoked.

For the Commission, pursuant to delegated authority:

Eduardo Aleman
Assistant Secretary